As filed with the Securities and Exchange Commission on October 27, 2000
                                       Registration Statement No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   -----------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                   -----------

                                   ACTV, INC.
             (Exact Name of Registrant as Specified in its Charter)

                                   -----------

          Delaware                            7812                  94-2907258
-------------------------------   ----------------------------     -------------
(State or other jurisdiction of   (Primary Standard Industrial     (IRS Employer
 incorporation or organization)   Classification Code Number)        I.D. No.)

                                   -----------

                                   ACTV, Inc.
                           1270 Avenue of the Americas
                                   Suite 2401
                            New York, New York 10020
                                 (212) 217-1600
     (Address, Including Zip Code and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                                   -----------

                             DAY L. PATTERSON, ESQ.
                    Executive Vice President, General Counsel
                                   ACTV, INC.
                           1270 Avenue of the Americas
                            New York, New York 10020
                                 (212) 217-1600

  (Name, Address, Including Zip Code and Telephone Number, Including Area Code,
                              of Agent for Service)

                                   -----------

                                   Copies to:
                             Jay M. Kaplowitz, Esq.
                        Gersten, Savage & Kaplowitz, LLP
                         101 East 52nd Street, 9th floor
                            New York, New York 10022
                                 (212) 752-9700

                                   -----------

      Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

                                  ------------

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                                   -----------

                         CALCULATION OF REGISTRATION FEE

=================================================================================================
                                                 Proposed           Proposed
                                                 Maximum            Maximum            Amount of
  Title of Each Class of       Amount to be    Offering Price       Aggregate        Registration
Securities to be Registered     Registered      Per Share(1)     Offering Price(1)       Fee
-------------------------------------------------------------------------------------------------
  Common Stock, $.10 par        1,548,925        $7.9375          $12,294,592.00       $3,245.78
     value per share
=================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended. The registration fee has been calculated based upon the last reported sales price as reported on the Nasdaq National Market System for the Registrant's common stock on October 23, 2000.

                                 ---------------

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                                1,548,925 Shares

                                     [LOGO]

                                   ACTV, Inc.

                                  Common Stock

                                   ----------

      Security holders of ACTV, Inc. named under the caption "Selling Security Holders", may from time to time, offer and sell up to 1,548,925 shares of our common stock, par value $.10 per share, of which 26,216 shares and 1,107,773 shares may be sold upon the exercise of warrants and options held by the selling security holders, respectively. We will not receive any proceeds from the sale of the common stock by the selling security holders, although we will receive approximately $12,733,615.00 if all such warrants and options are exercised by the selling security holders.

      We have agreed with the selling security holders to register the shares offered in this prospectus and we have agreed to pay certain fees and expenses incident to such registration.

      Our common stock is traded on The Nasdaq National Market under the symbol "IATV." On October 23, 2000, the last reported sale price of our common stock on The Nasdaq National Market was $7.9375.

      Investing in our common stock involves risks. See "Risk Factors" on page
6.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                The date of this prospectus is October __, 2000.

                                TABLE OF CONTENTS

                                                                            Page

Special Note Regarding Forward Looking Statements .........................   iv

Prospectus Summary ........................................................    1

Risk Factors ..............................................................    6

Use of Proceeds ...........................................................   13

Dividend Policy ...........................................................   13

Material Changes ..........................................................   13

Selling Security Holders ..................................................   14

Description of Capital Stock ..............................................   19

Shares Eligible for Future Sale ...........................................   21

Plan of Distribution ......................................................   22

Indemnification of Directors and Officers .................................   23

Legal Matters .............................................................   24

Experts ...................................................................   24

Where You Can Find More Information .......................................   24

Incorporation by Reference ................................................   24

                                   ACTV, INC.

      1,548,925 shares of Common Stock offered by Selling Security Holders

                                October 27, 2000

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Information both included and incorporated by reference in this prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. This information may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by any forward-looking statements. Forward-looking statements, which involve assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend" or "project" or the negative of these words or other variations on these words or comparable terminology.

      The following are some of the important factors that could cause actual results or outcomes to differ materially from those discussed in forward-looking statements:

      o the failure of viewers, producers and advertisers to accept our new products;

      o     untimely and unsuccessful deployment of our new products;

      o     untimely or inadequate deployment of digital set-top boxes;

      o the failure of programming distributors to offer and market our products to their subscribers;

      o     the lack of acceptable content;

      o our inability to compete with companies offering products and services similar to ours;

      o     the success of other digital television formats;

      o the effect of government regulation or legal proceedings relating to our business;

      o our failure to adequately protect our intellectual property rights or the adverse impact of other companies' intellectual property rights;

      o     our inability to respond to rapid technological change;

      o our inability to successfully handle the challenges associated with the growth of the Internet; and

      o other matters discussed in the "Risk Factors" section of this prospectus.

      ACTV(R), HyperTV(R), Bottle Rocket(R) and eSchool(R) are registered trademarks of ACTV, Inc.

                               PROSPECTUS SUMMARY

      This summary highlights some of the information in this prospectus. It may not contain all of the information that is important to you. To understand this offering fully, you should read the entire prospectus carefully, including the risk factors, the financial statements and the documents incorporated by reference into this prospectus.

                                      ACTV

      We are a digital media company that has developed proprietary technologies, called One To One TV (also known as Individualized
Television) and HyperTV(R). One To One TVenables television programmers and advertisers to create individualized programming for digital television. HyperTV enhances standard television content with information and interactivity delivered through the Internet. We believe that One To One TV is the only technology that enables viewers to instantly customize their viewing experiences by selecting from among multiple video channels without perceptible delay. HyperTV is one of the first technologies to provide synchronized delivery of television programming and Internet content.

      We anticipate that the expansion of digital television transmission systems, together with the new applications they enable, will revolutionize television as we know it by turning passive viewing into an interactive experience. Digital technology will allow telecasters, advertisers and digital media companies to bring interactivity and Internet content to a mass audience. We believe that our proprietary technologies uniquely position us to capitalize on this anticipated digital television revolution.

      Our goal is to establish One To One TV and HyperTV as industry standards. To this end, we have built key strategic relationships with industry leaders, including:

      o Liberty Media Corporation, Liberty Livewire and Liberty Digital Inc., our largest shareholder and a co-venturer;

      o     Motorola Broadband Sector, a shareholder and a co-investor; and

      o     iN DEMAND LLC, the nation's leading pay-per-view network.

One To One TV

      One To One TV is a patented process for creating interactive and instantly customized television content and advertising in response to viewer remote control entries or to stored demographic information. One To One TV remembers a viewer's inputs throughout a program and can later deliver tailored content to the viewer based on those inputs. We create individualized programming by simultaneously sending the viewer multiple television signals, related in time and content, and switching among those signals without a visually perceptible delay. With One To One TV, the viewer experiences the video, audio and graphics of a single fluid programming stream, while the programming on the other signals remains transparent. We expect One To One TV to generate revenues from subscriber fees, advertising sales and sales of software and services related to targeted advertising.

      We believe that One To One TV is a core breakthrough for television programming and advertising. For example:

      o the viewer of a national or international pay-per-view sporting event or of a regional sports telecast can select from features such as a different view of the action, highlight packages, statistics or instant replays;

      o a car commercial can ask viewers to identify the models that most interest them and, based upon their answers, provide individualized information about the identified models;

      o neighbors watching the same television program can see entirely different advertisements based upon demographic information stored in their respective set-top boxes; and

      o a child viewing a program can engage a favorite television character in what seems to be a one-on-one dialogue.

      We are initially targeting One To One TV, which is software-based, for distribution through digital cable systems. To receive One To One TV, all the cable subscriber needs is a digital set-top box with our software download. We have agreements with leading manufacturers of digital set-top terminals--General Instrument, Scientific-Atlanta and Pioneer--to achieve compatibility of our software with their equipment.

      We intend to develop the market for One To One TV on a national basis through one of our joint ventures with Liberty Media and our co-investment with General Instrument, a wholly-owned subsidiary of Motorola, Inc. Our joint venture with Liberty Media, called LMC IATV Events, LLC, will license and produce individualized national or international marquee pay-per-view events, including sports, musical, theatrical and news events. iN DEMAND LLC, a co-venturer with LMC IATV Events, will provide nationwide marketing and distribution for LMC IATV Event's programming.

      We have created a company with Motorola Broadband and OpenTV Corp., called Digital ADCO, Inc., to develop and introduce a comprehensive end-to-end system to allow digital cable, satellite and broadcast systems to offer targeted advertising. By allowing advertisers to send commercials that reach target audiences, we believe that Digital ADCO will improve dramatically the efficiency of television advertising.

HyperTV

      HyperTV is a patented process that enhances a television program or advertisement with related and synchronized content delivered through the Internet. HyperTV works by embedding a stream of Web page addresses into the video or audio signal or by transmitting the addresses directly over the Internet to the user's computer. The Web content is synchronized to what is being shown on a particular television channel. HyperTV generates revenues from software licensing and program hosting fees, on-line advertising sales, e-commerce applications, event sponsorship, data management and content creation fees.

      We believe that HyperTV has potential applications for virtually all forms of television programming and advertising. For instance:

      o a music video network can send its viewers song lyrics, band member biographies or trivia through the Internet in sync with its television content;

      o a network, televising a movie, can sell banner advertisements on the Internet and generate revenues from the sale of movie-related merchandise; and

      o a HyperTV-enhanced automobile advertisement can deliver detailed information from the manufacturer's website or link to local dealer websites where viewers can schedule test drives.

      Initially, HyperTV will serve the growing number of TV viewers who simultaneously use the Internet to complement and enhance their TV viewing experiences. Over half of all PCs in US households, or 22.6 million, are in the same room as a television and of those, nearly all, or 21.8 million, use the television and PC simultaneously at least some of the time, according to Media Metrix. As digital set-top box technology becomes more sophisticated and powerful and as more cable operators offer high-speed Internet access, we anticipate that TV viewers will be able to experience both video and Internet content delivered simultaneously to their television. We believe that our proprietary HyperTV technology uniquely positions us to capitalize on this anticipated convergence of television and Internet content.

      Like One To One TV, HyperTV is a software-based system. We offer free HyperTV software through downloads from our HyperTV.com website. We market HyperTV to television networks and other television content and advertising producers as a turnkey system consisting of user software, Web content creation software and creative services, database management and analysis and program hosting. We have already built our first program hosting facility capable of delivering HyperTV-enhanced content to mass audiences and will scale up our capacity as demand increases.

      We entered into an agreement with The Box Music Network ("The Box"), which reaches more than 40 million households worldwide, to create programming that will integrate HyperTV with The Box's 24-hour-a-day interactive music television programming. The network uniquely tailors programming for each of its 200 markets. Viewers within each market have the option to call in or go on-line to request video for that market from a menu of up to 200 selections. HyperTV will enable The Box to extend brand identity by synchronizing the delivery of relevant Web material, Web-based advertising, messages, e-commerce and chat to broaden the viewer experience and generate new revenue streams. We will share the incremental on-line revenues and expenses equally with The Box. We commenced distribution of The Box's enhanced programming in December 1999.

      We have also worked with other TV networks and programmers to produce and distribute HyperTV presentations, including:

      o New Line Television, Inc. for pay-per-view exhibitions of Austin Powers, The Spy Who Shagged Me;

      o     TBS Superstation for its Cyberbond: 15 Days of 007 movie festival;

      o Turner Network television for the Screen Actors Guild Awards program and the exhibition of a filmed concert tribute to Bob Marley;

      o TBS Superstation for its Ripley's Believe It or Not and WCW Thunder television programs; and

      o Nickelodeon Online, a division of Viacom International, for its "TV Land" channel.

      In April 2000, we and Liberty Livewire, a unit of Liberty Media, created a joint marketing venture called HyperTV with Livewire. Liberty Livewire, which is the U.S. leader in audio and video post-production and location services, will jointly offer with us, HyperTV with Livewire to clients in the feature film, television and music video production businesses. In addition, Liberty Livewire will provide content creation services and, through AT&T IP Services, a scaleable hosting infastructure for HyperTV with Livewire. Pursuant to the agreement creating HyperTV with Livewire, we received warrants to purchase 2.5 million shares of Liberty Livewire common stock.

                              Our Business Strategy

   One To One TV

      To make One To One TV a leading application for digital television, we expect to:

      o     Focus initially on marquee national event programming;

      o     Develop targeted advertising services through Digital ADCO;

      o Gain broad distribution through cable, DBS and eventually broadcast television; and

      o Later expand into other types of television programming, including regional sports.

   HyperTV

      Another business objective is to be a leading provider of software applications, program hosting and creative services for the enhancement of traditional television programming with information and interactivity available through the Internet. Our strategies for accomplishing this objective include the following:

      o Develop early awareness and adoption of HyperTV products and services in the existing market of viewers who simultaneously view television and Internet content;

      o Offer television content providers a turnkey solution for television/Internet convergence;

      o Form joint venture and license relationships with television and video content providers to create and offer HyperTV programming that enhances their standard telecasts;

      o Create a HyperTV.com website to serve as a portal and programming guide for HyperTV; and

      o Establish a data warehouse for the benefit of programming partners and advertisers.

      With increases in digital broadband capacity and the deployment of the next generation of digital set-top boxes, we expect that the market for the integration of television programming and Internet content delivered to viewers through a single device will begin to grow significantly. Our long term objective is to be a leader in this market by providing powerful programming tools for television networks, advertisers, cable networks and DBS through the integration of One To One TV with HyperTV products and services.

                                  Recent Events

      On August 17, 2000, we completed the acquisition of all of the issued and outstanding capital stock, stock options and warrants of Bottle Rocket, Inc., a Delaware corporation, ("Bottle Rocket"), in consideration for: (i) 254,936 shares of our common stock; (ii) stock options to purchase up to 27,599 shares of our common stock; and (iii) warrants to purchase up to 26,216 shares of our common stock.

                                   Our Address

      Our principal executive offices are located at 1270 Avenue of the Americas, Suite 2401, New York, New York 10020, and our telephone number is
(212) 217-1600. Our corporate website is located at www.actv.com. Information contained at our website is not a part of this prospectus.

                                  The Offering

Common stock offered...................   1,548,925 shares

Common outstanding after the offering..   52,482,043 shares

Use of proceeds........................   We will not receive any of the
                                          proceeds from the sale of the common
                                          stock by the selling security holders,
                                          although we will receive approximately
                                          $12,733,615.00 if all warrants and
                                          options held by the selling security
                                          holders are exercised.

Nasdaq National Market symbol..........   IATV

Risk Factors...........................   An investment in our common stock
                                          involves a high degree of risk. See
                                          "Risk Factors" commencing on the next
                                          page.

      As of October 23, 2000 there were 50,993,118 shares of common stock outstanding which includes 414,936 of the 1,548,925 shares of common stock being registered hereby. The foregoing number excludes an aggregate of 1,133,989 shares of common stock issuable upon the exercise of options and warrants held by the selling security holders. Such number does not include an aggregate of 115,883,441 shares of common stock issuable upon the exercise of other stock options and warrants outstanding.)

                                  RISK FACTORS

      You should carefully consider the risks described below before buying shares of our common stock in this offering. The risks and uncertainties described below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may impair our business operations. If any of the adverse events described in this risk factors section actually occur, our business, results of operations and financial condition could be materially adversely affected, the trading price of our common stock could decline and you might lose all or part of your investment. We have had operating losses and limited revenues to date and do not expect to be profitable in the foreseeable future.

We have been operating at a loss each year since our inception, and we expect to continue to incur substantial losses for at least the foreseeable future.

      Net (loss) applicable to common stockholders for the years ended December 31, 1997, 1998 and 1999 and the six months ended ended June 30, 2000 was approximately $10.4 million, $20.9 million, $23.4 million, and $12.7 million, respectively. As of June 30, 2000 and December 31, 1999, we had an accumulated deficit of approximately $110.7 million and $95.3 million, respectively. We also have had limited revenues. Revenues for the years ended December 31, 1997, 1998 and 1999 and the six months ended ended June 30, 2000, were $1.7 million, $1.4 million, $2.1 million and $1.9 million, respectively. Further, we may not be able to generate significant revenues in the future. In addition, we expect to incur substantial operating expenses in order to fund the expansion of our One To One TV and HyperTV businesses. As a result, we expect to continue to experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, we might become profitable.

Applications of One To One TV have not been commercially introduced and may not be successful.

      We have not generated any revenues from sales of our digital One To One TV applications. Our One To One TV applications are new, the demand for and market acceptance of which are uncertain. While we plan to initially commercialize our digital individualized programming and advertising nationally through our affiliations with LMC IATV Events, iN DEMAND and Motorola Broadband and have conducted test marketing, we have not yet introduced One To One TV on a commercial basis. One To One TV may not appeal to a sufficient number of consumers for it to become commercially viable. Consumers also may be concerned about security or privacy issues relating to the electronic transmission of their personal information. We cannot assure you that applications of One To One TV will generate sufficient revenues to achieve profitability. As a result of these uncertainties, applications of One To One TV may not be successful.

Commercial acceptance of HyperTV is uncertain, and recent sales in the entertainment market may not be an indicator of future sales.

      HyperTV is new, and the demand for, and the market acceptance of it, are uncertain. HyperTV may not appeal to a sufficient number of consumers for it to become commercially viable. We have had a limited number of sales of HyperTV in the entertainment and on-line education markets, and we cannot assure you that our marketing or development efforts will significantly increase our sales in these markets. As a result of these uncertainties, HyperTV may not be successful.

Delivery of our digital programming is dependent upon the timely upgrade of analog cable distribution systems and deployment of digital set-top boxes.

      The success of One To One TV depends upon the evolving digital television market. The speed with which cable operators both upgrade their current programming distribution systems for digital distribution and deploy digital set-top boxes directly affects the number of potential subscribers to our One To One TV services. To have access to One To One, subscribers must have digital set-top boxes that have been activated with our software. We cannot assure you that there will be a sufficient number of potential subscribers with digital set-top boxes in the near future to justify the deployment of our individualized programming.

We depend on third party distributors to offer and market applications of One To One TV to their subscribers.

      Because we will use third party cable or satellite operators' systems to offer applications of One To One TV, our growth and future success depends substantially upon our ability to convince these distributors to offer their subscribers One To One TV. If operators determine that One To One TV is not viable as a business proposition or if they determine that it does not meet their business or operational expectations or strategies, they will not offer applications of One To One TV to their subscribers. Factors that could affect such a determination include:

      o the availability of alternative programming which offers greater financial benefits to the operators;

      o government regulations which require the operators to carry certain programming; and

      o     constraints on available channel capacity.

Most distributors of television programming have channel capacity limitations. Traditional analog cable systems transmit significantly fewer channels of programming than digital cable systems. Digital compression technology can convert the bandwidth required for one analog channel into as many as twelve digital channels of programming. Our individualized programming applications currently require the bandwidth necessary for one analog channel through which we will transmit four digital signals. We cannot assure you that distributors of television programming will devote sufficient bandwidth to our individualized programming in the future, even if they do increase channel capacity. In addition, we have limited control over the manner in which cable operators market and price our products to their subscribers, which may have a significant impact on the overall consumer acceptance of One To One TV.

We depend on television programmers and advertisers enhancing their programming and advertisements with our technology.

      No television programmer or advertiser is obligated to use our One To One TV or HyperTV technology in its programs or advertisements. Our future growth and long-term success depend on our ability to convince television programmers and advertisers to enhance their programs and advertisements with our One To One TV or HyperTV technology. If our technology does not appeal to television programmers, advertisers or consumers, or if they find our competitors' technology more appealing, our business may not succeed. We have entered into a limited number of agreements with television programmers to incorporate our technologies. Ultimately, we depend on such programmers to maintain satisfactory relationships and to negotiate favorable licensing agreements with the owners of the programming rights, which are typically the sports teams, leagues, conferences or networks responsible for the licensed event.

We are subject to intense competition from companies offering products and services similar to ours.

      The markets for digital television applications and television/Internet convergence programming are extremely competitive, and we expect competition to intensify in the future. In addition, these markets are new and quickly evolving and are characterized by untested consumer demand and a lack of industry standards. These markets are therefore subject to significant changes in the products and services offered by existing market participants and the emergence of new market participants. As a result, it is difficult to identify all of the companies and technologies that compete with us or may compete with us in the future in one or more of our lines of business. In addition, any one of these competitors or future competitors may have significantly greater financial, technical and marketing resources as well as better brand recognition than we do. A number of companies offer products and services that contain comparable features to certain discrete elements of One To One TV. For example, certain competitors offer products that allow viewers to switch among different camera angles or to replay portions of a program. HyperTV's competitors in the television/Internet convergence programming and services markets include companies that offer, or may soon offer, products and services that are competitive with some or all of HyperTV's current or proposed products and services. We expect to face future competition from computer and software companies, one or more of which may extend the scope of their products to include functionality similar to that of HyperTV. In addition, we also face competition from traditional broadcast and cable television networks.

Competition with high definition television and multicasting may limit the availability of One To One TV.

      High definition television and multicasting are two major digital television applications that will directly compete with us for use of the new digital broadcast distribution capacity. High definition television provides better color quality and sharper pictures than traditional television. Multicasting is the transmission of multiple television programs through what was a single analog television channel and is only available through digital transmissions. It is too early to determine to what extent third party distributors who can control access to their distribution system will prefer to distribute high definition television or multicast programs to the exclusion of our services. Also, it is too early to determine consumers' relative demand for the improved color and sharper pictures offered by high definition television, greater programming quantity offered by multicasting or the individualization of content offered by One To One TV. In addition, consumers may resist the extra cost of subscribing to services that offer our individualized programming. As a result, there is a risk that other digital television applications will be employed to the detriment of One To One TV.

We depend on equipment manufacturers to incorporate our technology.

      The success of our products depends upon our relationships with digital set-top box manufacturers, such as General Instrument, Scientific-Atlanta and Pioneer, for distribution of digital set-top boxes compatible with our software. In addition, General Instrument and Scientific-Atlanta, the two largest suppliers of set-top boxes, also have arrangements with other providers of similar products or products that may compete with our products. A supplier may decide in the future to discontinue production of digital set-top boxes compatible with our technology or to devote its attention to developing similar technology with our competitors.

We may be unable to respond to rapid changes in technology.

      The markets for digital television applications and television/Internet convergence programming and services are characterized by rapid technological developments, frequent new product introductions and evolving industry standards. The emerging nature of these products and services and their rapid evolution require us to continually improve the performance, features and reliability of our present and proposed products and services, particularly in response to our competitors' product offerings. We cannot assure you that we will have the resources or the ability to quickly, cost effectively or adequately respond to these developments. There may be a limited time-frame for consumer adoption of One To One TV and HyperTV applications, and we cannot assure you that we will be successful in achieving widespread acceptance of our products and services before competitors offer products and services with features and performance similar to ours. In addition, the widespread adoption of new Internet or television technologies or standards could require substantial expenditures by us to modify or adapt our services and could fundamentally affect the character and viability of our business model.

Our software products and services may contain unknown defects.

      One To One TV, HyperTV or other applications offered by us may contain design flaws or other defects. Design flaws and other defects--which may include defects that make our products and services incompatible with the technology employed in digital distribution systems, set-top boxes or the Internet--may lead to delays in deployment of our products, additional costs, delayed or lost revenues, loss of market share, failure to achieve market acceptance, diversion of development resources and harm to our reputation.

We may experience capacity constraints and system failures as we deploy our HyperTV points of presence.

      Our first HyperTV point of presence, or POP, is at an early stage of development. We cannot assure you that we or our subcontractor will be able to handle anticipated traffic at our initial POP or increase the scale of our POP system to handle significant commercial traffic and provide high quality performance. Any of these problems in our systems could reduce consumer demand for our products and have a material adverse effect on our business, financial condition and results of operations.

We may have difficulty successfully managing our growth.

      Our development activities and operations are expanding rapidly, and significant further expansion will be necessary to meet our growing demands and to take advantage of market opportunities. Expansion has placed and will continue to place substantial strain on our managerial, operational and financial resources and systems. To manage our growth, we must successfully implement, improve and effectively utilize our operational and financial systems while aggressively expanding our workforce. Some of our key personnel have been with us for less than one year, and we will have to successfully hire and integrate additional key personnel in the future. We must also maintain and strengthen the breadth and depth of current strategic relationships while rapidly developing new relationships. Our existing or anticipated operational and financial systems may not be sufficient to support our growth, and our management may not be able to effectively identify, manage and develop existing and emerging market opportunities. If potential growth is not adequately managed, our business will suffer.

We depend upon our key management and technical personnel, and their loss could put us at a competitive disadvantage.

      We largely depend upon the efforts of William C. Samuels, our Chairman of the Board and Chief Executive Officer, David Reese, our President and Director and the President of ACTV Entertainment, Inc., Bruce Crowley, our Vice Chairman and Executive Vice President and Director and the President of HyperTV Networks, Inc., and Kevin Liga our Executive Vice President and Chief Technology Officer. We have entered into employment agreements with each of Messrs. Samuels, Reese, Crowley and Liga, but these agreements do not ensure their continued employment with our company. We do not maintain "key employee" insurance on the lives of Messrs. Samuels, Reese, Crowley or Liga. Our success also depends on our ability to attract, train and retain qualified personnel, specifically those with product development skills. In particular, we must hire additional skilled software engineers to further our research and development efforts. There is currently a shortage of qualified senior technical personnel in the software development field, and this shortage will likely continue. Consequently, competition for such personnel is intense. We cannot assure you that we will attract a sufficient number of qualified employees in the future to sustain and grow our business, or that we will successfully motivate and retain the employees we attract. If we cannot attract, motivate and retain qualified professionals, our business may suffer.

Government legislation and regulations may adversely affect our business.

      The media, telecommunications, broadcast and cable television industries are subject to extensive regulation by federal, state and local governments and governmental agencies. Federal, state and local governments and governmental agencies continue to adopt legislation and regulations affecting these industries which may affect our business, market participants with which we have relationships or the acceptance of our products in general. Existing regulations were substantially affected by the passage of the Telecommunications Act of 1996. For example, competition for channel space has increased as cable operators have utilized available channel space to comply with "must-carry" provisions, mandated retransmission consent agreements and "leased access" provisions. The outcome of pending federal and state administrative proceedings may also affect the nature and extent of competition that we will encounter. Increased regulation of the Internet might slow the growth of Internet use, which could decrease demand for our services, increase our cost of doing business or otherwise have a material adverse effect on our business, financial condition and results of operations. Congress has recently passed legislation regulating certain aspects of the Internet, including on-line content, children's protection, copyright infringement, user privacy, taxation, access charges, liability for third-party activities and jurisdiction. In addition, federal, state and local governmental organizations as well as foreign governments are considering other legislative and regulatory proposals that would regulate the Internet. Areas of potential regulation include libel, pricing, quality of goods and services, intellectual property ownership and personal privacy. We collect and store personal information from users of our One To One TV and HyperTV applications and plan to use such information to develop our businesses and generate revenues, particularly with respect to targeted advertising. Storage and use of such information is subject to state and federal regulation. Storage and use of such information may also subject us to privacy claims relating to our use and dissemination of personal information. We do not know how courts will interpret laws governing the Internet or the extent to which they will apply existing laws regulating issues such as property ownership, libel and personal privacy to the Internet. Therefore, we are not certain how new laws governing the Internet or other existing laws will affect our business.

We face certain security and privacy risks.

      A significant concern associated with communications and commerce through our HyperTV applications is the need for secure transmission of confidential information, such as credit card numbers, over public networks. A party who gains unauthorized access to our system could misappropriate proprietary information or cause interruptions in our operations. We may be required to expend significant capital and other resources to protect against these security breaches or to alleviate problems caused by these breaches. In addition, the information gathered during the One To One TV experience and stored in the digital set-top boxes may be subject to personal privacy rights. A breach of these rights by ourselves, cable operators or other third parties could expose us to liability. We have no direct control over the confidentiality or security measures of cable operators or other third parties. Any compromise of security or misuse of private information could materially adversely affect our reputation, business, operating results and financial condition and expose us to a risk of loss or litigation and potential liability. Our insurance may not cover claims of this type or may not be adequate to indemnify us for all liability to which we may be exposed. Moreover, concerns over the security of e-commerce transactions and the potential misuse of personal information may inhibit the growth of HyperTV and One To One TV.

We may have liability for information retrieved and replicated on the Internet.

      Because HyperTV users can download and redistribute materials that we may not create ourselves and this material could be replicated by us or other content providers, negligence, copyright or trademark infringement or other legal claims could be made against us. Copyright and trademark laws are evolving both domestically and internationally, and we are uncertain as to their applicability to the HyperTV service and our possible role as both a technology and content provider. The imposition of liability for information carried by us would have a material adverse effect on our business, operating results and financial condition.

Our efforts to protect our patents and proprietary information from competitors may not be adequate.

      We have obtained 19 patents covering certain aspects of One To One TV and HyperTV and have patents pending with respect to other developments or enhancements. However:

      o the patents we own or have rights to, or that may be granted or obtained in the future, may not be enforceable, may not provide us with meaningful protection from competition or may be revoked entirely;

      o     patents applied for may not be granted;

      o products developed by us may infringe upon patents or rights of others; and

      o we may not possess the financial resources necessary to enforce patent rights that we hold.

It is very difficult for us to police the unauthorized use of our products and intellectual property rights. It may be possible for a third party to copy or otherwise obtain and use our products or technology without our authorization or to develop similar technology independently. Furthermore, our confidentiality and invention rights agreements with our full-time employees, consultants and advisors may not provide effective protection of our proprietary information in the event of unauthorized use or disclosure of such information. In addition, laws in many countries other than the United States do not afford us the same protection of our intellectual property as do our United States patents. Currently, there are companies offering competitive products that we believe may be in violation of our patents and expect that companies in the future will infringe on our intellectual property rights. We intend to aggressively defend our intellectual property rights, which may involve both litigation and extensive negotiations with companies we believe are infringing on such rights. It is possible that we will commence legal action against one or more infringers in the future to protect our intellectual property rights. If we commence litigation to protect these rights, we expect the litigation will be extensive, time-consuming and costly, and we cannot assure you that we will be successful. Any licensing negotiations we pursue will also be extensive and costly because the issues are very complex and subjective. We cannot assure you that these negotiations will result in agreements that will be beneficial to our business or provide us adequate protection of our rights.

Our business may be restricted or may be subject to litigation in the future as a result of the intellectual property rights of others.

      We may be unable to implement our current business plan or expand the commercial uses of our products if other companies have already acquired or in the future acquire patents or other intellectual property on which our technology infringes. The patent application process is not public, and we cannot assure you that another company has not applied for and will not obtain a patent that blocks any patents we have pending. Furthermore, because many companies might choose not to publicize their patents until they have a viable commercial product or until they believe another company is infringing on their patents, we cannot assure you that another company has not already obtained patents that we are violating. As a result, as we expand our business and begin the commercial deployment of our products, we may receive notices of claims of infringement of other parties' property rights or claims for indemnification resulting from infringement claims. Irrespective of the validity or the successful assertion of such claims, we would incur significant costs and a diversion of resources with respect to the defense of any claims brought. The assertion of such infringement claims could result in injunctions preventing us from distributing certain products, which could materially adversely affect our business. If any claims or actions are asserted against us, we may seek to obtain a license under a third party's intellectual property rights. However, a license under such circumstances may not be available on reasonable terms, if at all.

Our quarterly revenues and operating results are volatile and may cause our stock price to fluctuate.

      Our quarterly revenues and operating results have varied in the past and will likely continue to vary from quarter to quarter as a result of a number of factors including:

      o the rate of deployment of our One To One TV service in any given quarter by cable operators;

      o the number of television programmers and advertisers using our HyperTV products;

      o the degree of positive or negative consumer response and publicity to our initial product launches or any high profile offerings in a quarter;

      o the timing of significant expenses we must incur in order to expand our businesses; and

      o our ability to maintain our current relationships with Liberty Media and its affiliates, iN DEMAND, Motorola Broadband and set-top box manufacturers and to develop other strategic relationships.

Because we currently have relationships with only a few other companies that we rely on for manufacturing, programming and distribution, and because we plan to initially launch our products in narrow markets, any one of these factors could have a significant effect on our revenues and earnings in a quarter. Any decline in revenues or earnings or a greater than expected loss for any quarter could materially adversely affect the price of our common stock, even if not reflective of any long-term problems with our business.

External factors could adversely affect the market price of our common stock.

      The market price of our common stock has been and may continue to be volatile and could fluctuate significantly as a result of:

      o     general economic and stock market conditions;

      o     changes in financial estimates by securities analysts;

      o earnings and other announcements by, and changes in market evaluations of, providers of digital television products and convergent media;

      o     changes in business or regulatory conditions affecting us;

      o announcements by our competitors of technological innovations or new products or services;

      o sales, or the anticipation of sales, of substantial amounts of our common stock in the public market after completion of this offering; and

      o     trading volume of our common stock.

The securities of many companies have experienced extreme price and volume fluctuations in recent years, often unrelated to the companies' operating performances. For example, market prices for securities of Internet-related companies and interactive technology companies have frequently reached elevated levels. These levels may not be sustainable and may not bear any relationship to these companies' operating performances. If the market price of our common stock reaches an elevated level following this offering, it is likely to materially decline. In the past, following periods of volatility in the market price of a company's securities, that company's stockholders have often instituted securities class action litigation against that company.

We may be unable to obtain additional financing necessary for our business.

      We believe that as of the date of this prospectus, we have the necessary resources to execute our current business plan. However, to the extent that we enter new markets or digital set-top box deliveries are delayed, we will require additional capital. We currently do not have any arrangements for additional financing and cannot assure you that additional financing will be available on acceptable terms, if at all. Additional equity financing may substantially dilute your investment in our common stock, and debt financing, if available, may involve significant restrictions on our financing and operating activities.

Our business could be disrupted if any of the computer systems or software we rely on experience year 2000 problems.

      Although we have not experienced any year 2000 problems, it remains possible that year 2000-related issues may cause problems or disruptions. While we believe that all of our systems are year 2000 compliant, we cannot assure you that we will not discover a year 2000-related problem that will require upgrading, modifying or replacing our systems. In addition, we depend on a number of third-party vendors to provide both information and non-information technology systems and services. While we believe that our material third-party systems and services are year 2000 compliant, we cannot assure that such systems will not have year 2000-related problems in the future. We also cannot provide any assurance that governmental agencies, utility companies, Internet access companies and others outside of our control will not experience any future year 2000 problems.

Your investment may be substantially diluted upon exercise of outstanding options and warrants.

      As of October 23, 2000, we have granted options and warrants (excluding the options and warrants granted to the selling security holders) to purchase an aggregate of 15,883,441 shares of common stock that have not been exercised. To the extent that the outstanding stock options and warrants are exercised, our stockholders' interest in us will be diluted. Moreover, the terms upon which we will be able to obtain additional equity capital may be adversely affected, since the holders of the outstanding options and warrants can be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital on more favorable terms than those provided for in the outstanding options and warrants. The aggregate exercise price of these options is not material. See "Description of Capital Stock" for a more detailed description of these options.

The sale or availability for sale of substantial amounts of our common stock could adversely affect its market price.

      Sales of substantial amounts of our common stock in the public market after the completion of this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through offerings of our common stock. We cannot predict what effect, if any, market sales of shares held by any other stockholder or the availability of these shares for future sale will have on the market price of our common stock. See "Shares Eligible for Future Sale" for a more detailed description of the restrictions on selling shares of our common stock after this offering.

We have anti-takeover defenses that could delay or prevent an acquisition and could adversely affect the price of our common stock.

       Our policy is and has been to license our technology and arrange joint ventures for its use in a number of different industries. In August 2000, our Board of Directors adopted a Preferred Stock Rights Agreement, which gives our Board of Directors certain options if a potential acquirer of 20% or more of our common stock is deemed unlikely to further such policy or if such potential acquirer acts inconsistently with the best interests of our stockholders. The Preferred Stock Rights Agreement does not apply to existing holders of 20% or more of our common stock. Pursuant to the Preferred Stock Rights Agreement, we could distribute certain preferred stock purchase rights to our current stockholders. These rights would become exercisable if an outside party became the beneficial owner of 15% or more of our issued and outstanding common stock, unless our Board of Directors determines to defer the exercise of, or redeem, such rights. The potential acquirer's rights under the Preferred Stock Rights Agreement will be null and void. Once exercisable, each preferred stock purchase right would entitle the holder thereof to purchase .001 of share of our Series C Preferred Stock at an exercise price of $0.00001 per share. Each share of our Series C Preferred Stock shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of our stockholders. Once issued our Board of Directors could vote to exchange the preferred stock purchase rights for shares of our common stock. A potential acquirer may be discouraged from completing an acquisition if it could not be assured of having control of us. For more information on these provisions, see "Description of Capital Stock-- Antitakeover Provisions Affecting the Common Stock". Our Board of Directors has also approved an amendment to our Bylaws which provides that only a majority of the Board of Directors or the Chairman of the Board may call a special meeting of the stockholders. In addition, our certificate of incorporation permits our Board of Directors to have us designate and issue, without stockholder approval, preferred stock with voting, conversion and other rights and preferences that could differentially and adversely affect the voting power or other rights of the holders of our common stock. Our issuance of preferred stock or of rights to purchase preferred stock could also be used to discourage an unsolicited acquisition proposal. Our Preferred Stock Rights Agreement, Bylaws or the issuance of the preferred stock could each make it more difficult and therefore discourage an unsolicited takeover proposal such as a tender offer, proxy contest or removal of incumbent management, even if such actions would be in the best interest of our stockholders.

                                 USE OF PROCEEDS

      We will not receive any proceeds from the sale of common stock by the selling security holders. All proceeds from the sale of the selling security holders shares will be for the account of the selling security holders.

                                 DIVIDEND POLICY

      We have never paid or declared a dividend on our common stock. We intend, for the foreseeable future, to retain all future earnings for use in our business. The amount of dividends we pay in the future, if any, is within the discretion of our Board of Directors and will depend upon our earnings, capital requirements, financial condition and other relevant factors.

                                MATERIAL CHANGES

      None.

                            SELLING SECURITY HOLDERS

      All of the shares of our common stock offered under this prospectus may be sold by the holders who have previously acquired their shares. We will not receive any of the proceeds from the sales of shares offered under this prospectus. All costs, expenses and fees in connection with the registration of the selling security holders' shares will be borne by us. All brokerage commissions, if any, attributable to the sale of shares by selling security holders will be borne by such holders.

      The selling security holders are offering a total of 1,548,925 shares of our common stock. The following table sets forth:

      o     the name of each person who is a selling security holder;

      o the position, office or affiliation that such person has had with us during the past three years;

      o the number of securities owned by each such person at the time of this offering;

      o the number of shares of common stock each such person will own after the completion of this offering; and

      o the percentage beneficially owned by each such person after the completion of this offering

                            Position,             Beneficial
                            Office or             ownership                         Beneficial
                            affiliation           prior to this   Shares included   ownership
                            during the past       offering        in this           after this
Name                        three years           (1)(2)          offering (1)(2)   offering(2)     Percentage

Gregory W. Easley               Employee              23,123           101,698      23,123            *

Kelly A. Moulton                  None                22,430            22,430        0               0

James Schoenburg                Employee              12,174               532      11,642            *

Eric LaVanchy                   Employee              10,016             4,381      5,680             *

Norwood H. Davis, Jr.             None                 2,273             2,273        0               0

Spencer Grimes                    None                 6,095             6,095        0               0

Steinberg Leachman
Ventures                          None                 5,389             5,389        0               0

Rollingwood Investors LLC         None                   732               732        0               0

Scott Doyle                      Employee                  0           155,075        0               0

Mark Ein                          None                   976               976        0               0

John Penney                     Employee                   0           128,575        0               0

Chris Havener                     None                 1,774             1,774        0               0

Joseph Dwyer                 Executive Vice                0           128,572        0               0
                             President and
                            Chief Financial
                                Officer

Richard and Heather
Taylor                            None                 1,841             1,841        0               0

Joseph M. Alto                    None                   920               920        0               0

Gerald D. Gains Revocable
Trust                             None                   920               920        0               0

Barry Goldberg                  Employee                   0             2,860        0               0

Ethan D. Leder                    None                   920               920        0               0

Samuel O'Daniel                   None                   920               920        0               0

Harold Pescovitz
Revocable Trust                   None                   920               920        0               0

Daniel Turak                    Employee                   0            70,372        0               0

Mark Pescovitz                    None                   920               920        0               0

Shirley G. Pescovitz
Revocable Trust                   None                   920               920        0               0

George Jostlin                  Employee                   0             2,779        0               0

James M. Ballantine, III          None                   554               554        0               0

Margaret Butler                   None                   227               227        0               0

Thomas D. Dale                    None                   554               554        0               0

2000 William C. Samuels
Family Trust                      None                60,000            60,000        0               0

Anne Dobbs                        None                   554               554        0               0

Warren C. Easley                  None                   277               277        0               0

David Felger                      None                   333               333        0               0

Daniel Felger                     None                   111               111        0               0

Michael Felger                    None                   111               111        0               0

John Flores                     Employee                   0            27,779        0               0

Jack Forbes                       None                 1,109             1,109        0               0

William Frank                Executive Vice                0           112,860        0               0
                             President and
                                Director

David Foulk                       None                   720               720        0               0

Kurt B. Harrison                  None                   554               554        0               0

Timothy N. Hartzell               None                   554               554        0               0

Mark J. Hastings and
Louise P. Hastings                None                   554               554        0               0

John Wilcox                     Director                   0            45,000        0               0

James Joyce and Claudia
Joyce                             None                   554               554        0               0

John Miller                       None                   832               832        0               0

Paul Finer                      Employee                   0            67,860        0               0

Charles Peterson                  None                 1,109             1,109        0               0

Mark Roberts                      None                   277               277        0               0

Thomas Wolzien                  Director-            100,000            50,000  100,000               *
                               Subsidiary

Robert Samia                      None                   554               554        0               0

Wilshaw Holdings, Ltd.            None                 2,772             2,772        0               0

David Williamson                  None                   554               554        0               0

Mark Axelowitz                    None                   432               432        0               0

Steven Schuster                 Director              31,166            30,000   31,166               *

Charles Bolton                    None                   221               221        0               0

Kurt Butenhoff                    None                   432               432        0               0

Roger Coleman and
Margaret Coleman                  None                   221               221        0               0

Blount Edwards                    None                   432               432        0               0

Seth Harrison                     None                   432               432        0               0

Chih-Yuan Hsu                     None                 4,246             4,246        0               0

Gary Kaplowitz                    None                   432               432        0               0

Arthur I. Kronfeld                None                   854               854        0               0

David Lerner and Danielle
Lerner                            None                   255               255        0               0

Nexus Partners LLC                None                   854               854        0               0

Samford J. Schlesinger,
The 2000 William C.
Samuels Grantor Retained
Annuity Trust 1 through 5         None               100,000(3)        100,000(3)     0               0

Jim Love                          None                   221               221        0               0

Harris R.L. Lydon, Jr.            None                   221               221        0               0

Michael Macchia                   None                   432               432        0               0

Erick Maronak                     None                   221               221        0               0

Steven Karas                    Employee                   0             7,145        0               0

John Neill                        None                   432               432        0               0

Bernadette Peters
Productions Defined
Benefit Plan                      None                   432               432        0               0

Charles Riceman and Maria
Riceman                           None                   488               488        0               0

David Rudnick                   Employee                   0           128,575        0               0

Allan Rothstein                   None                   432               432        0               0

David Schoekin                    None                   221               221        0               0

Carl Sorenson                     None                   221               221        0               0

Richard Steinberg                 None                   432               432        0               0

Stillwell Holdings LLC            None                   432               432        0               0

Tracy Shea                      Employee                   0            12,779        0               0

Eric Wittenberg                   None                   221               221        0               0

Michael Wittenberg                None                   432               432        0               0

Irwin Zamore                      None                   221               221        0               0

Sports International Ltd.         None                75,265            75,265        0               0

Electronic Arts, Inc.             None                93,305            93,305        0               0

Elizabeth Abrams                  None                   481               231      250               *

Harvey Bojarsky                   None                   962               462      500               *

Will Foster                       None                   231               231        0               0

Verne Newton                    Employee                   0             7,145        0               0

Sarah Ransom                      None                   139               139        0               0

Richard E. Lamb                   None                11,642            11,642        0               0

Edmund A. Moulton               Employee              19,979            17,839   19,979               *

Anna Szarekjo                     None                   116               116        0               0

Gilbert Chapman                 Employee               2,830            17,690    2,830               *

Andrew Friedman                   None                   277               277        0               0

David Haut                        None                   188               188        0               0

Mark Lazen                        None                   139               139        0               0

Matthew Schwartz                  None                   115               115        0               0

Matt Welton                       None                 1,571             1,571        0               0

Tony Zito                         None                   393               393        0               0

Kim McGalliard                    None                   116               116        0               0

Carl Muckenhoupt                  None                   116               116        0               0

Bill Stanton                      None                    92                92        0               0

Parker Davis                      None                 1,220             1,220        0               0

William J. Grimes                 None                 1,330             1,330        0               0

Nathaniel Chapin                  None                   499               499        0               0

Andrew Zarnett                    None                   333               333        0               0

William J. Allard                 None                 1,885             1,885        0               0

David Schreff                     None                 1,053             1,053        0               0

Christopher Danne                 None                   666               666        0               0

John Evans                        None                   333               333        0               0

Gregory M. Cote                   None                   333               333        0               0

Drake Associates                  None                   333               333        0               0

Ted Rubin                         None                 1,119             1,119        0               0

Steven Ehrlich                    None                   333               333        0               0

David Steinberg                   None                   887               887        0               0

*     Less than 1%

(1) The number of shares of common stock shown as beneficially owned and offered by the selling security holders includes: (i) 254,936 shares of common stock issued to certain of the selling security holders pursuant to our acquisition of Bottle Rocket in exchange for the issued and outstanding shares of common and preferred stock of Bottle Rocket owned by the selling security holders at the time of said acquisition, (ii) the number of shares of common stock issuable upon the exercise of options to purchase up to 27,599 shares of our common stock issued to certain selling security holders in exchange for options of Bottle Rocket, (iii) the number of shares of common stock issuable upon the exercise of warrants to purchase up to 26,216 shares of our common stock issued to certain selling security holders in exchange for warrants of Bottle Rocket, and (iv) the number of shares of common stock issuable upon the exercise of options to purchase up to 1,080,174 shares of our common stock issued to certain selling security holders who are employees. The number of shares listed above assumes that the selling security holders will exercise of all such options and warrants held by them.

(2) Gives effect to the sale of all the shares of common stock being offered hereby.

(3)   Includes 20,000 shares of our common stock owned by each of the 5 Trusts.

                          DESCRIPTION OF CAPITAL STOCK

      Our total authorized capital stock consists of 200,000,000 shares of common stock, par value $0.10 per share, and 1,000,000 shares of preferred stock, par value $0.10 per share. The following descriptions of capital stock are qualified in all respects by reference to our Restated Certificate of Incorporation and By-laws, which are incorporated by reference as exhibits to the Registration Statement of which this prospectus is a part.

Common Stock

      The holders of common stock elect all directors and are entitled to one vote for each share held of record on all matters to be voted upon by stockholders. Upon successful completion of this offering, 52,482,043 shares of common stock will be issued and outstanding. Subject to preferences that may be applicable to any outstanding preferred stock, all shares of common stock participate equally in dividends, when and as declared by the Board of Directors, and in net assets on liquidation. The shares of common stock have no preference, conversion, exchange, preemptive or cumulative voting rights.

Preferred Stock

      Our Certificate of Incorporation authorizes the issuance of shares of preferred stock in one or more series. The Board of Directors has the authority, without any vote or action by the shareholders, to create one or more series of preferred stock up to the limit of our authorized but unissued shares of preferred stock and to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series and the relative, participating, option or other rights (if any), and any qualifications, preferences, limitations or restrictions thereof, including, without limitation, the dividend rate (and whether dividends are cumulative), conversion rights, rights and terms of redemption (including sinking fund provisions), and redemption price and liquidation preferences, and any other rights, preferences and limitations pertaining to such series which may be fixed by the Board of Directors pursuant to the General Corporation Law of the State of Delaware. Upon completion of this offering, there will be no shares of preferred stock outstanding.

Anti-takeover Provisions Affecting the Common Stock

Staggered Board

      Our Board of Directors is divided into three classes, each class serving a staggered three-year term. As a result, only one class of directors is elected at our annual meeting, with the other classes continuing for the remainder of their respective terms.

Special Meetings

      Our Bylaws provide that a special meeting of stockholders may be called only by a majority of our Board of Directors or the Chairman of the Board of Directors.

Preferred Stock Rights Agreement

      Our policy is and has been to license our technology and arrange joint ventures for its use in a number of different industries. In August 2000, our Board of Directors adopted a Preferred Stock Rights Agreement, which gives our Board of Directors certain options if a potential acquirer of 20% or more of our common stock is deemed unlikely to further such policy or if such potential acquirer acts inconsistently with the best interests of our stockholders. The Preferred Stock Rights Agreement does not apply to existing holders of 15% or more of our common stock. Pursuant to the Preferred Stock Rights Agreement, we could distribute certain preferred stock purchase rights to our current stockholders. These rights would become exercisable if an outside party became the beneficial owner of 20% or more of our issued and outstanding common stock, unless our Board of Directors determines to defer the exercise of, or redeem, such rights. The potential acquirer's rights under the Preferred Stock Rights Agreement will be null and void. Once exercisable, each preferred stock purchase right would entitle the holder thereof to purchase .001 of share of our Series C Preferred Stock at an exercise price of $0.00001 per share. Once issued our Board of Directors could vote to exchange the preferred stock purchase rights for shares of our common stock.

      As part of the Preferred Stock Rights Agreement, our Board of Directors adopted a Certificate of Designation pursuant to which a series of 35,000 shares of our preferred stock were designated as Series C Preferred Stock. No shares of Series C Preferred Stock have been issued to date. Each share of Series C Preferred Stock, if issued, shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of our stockholders, with all shares of Series C Preferred Stock voting together as one single class. Subject to the prior and superior right of right of the holders of any shares of any series of preferred stock ranking prior and superior to the shares of Series Preferred Stock, each share of Series C Preferred Stock shall entitle the holder to receive when, as and if declared by our Board of Directors out of funds legally available for such purpose, quarterly dividends payable in cash on the last day of December, March, June and September in each year (the "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share of fraction of share of Series C Preferred Stock. The dividend amount per share shall be equal to 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of our common stock or a subdivision of the outstanding shares of our common stock (by reclassification or otherwise), declared on our common stock since the immediately preceding Quarterly Dividend Payment Date, or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of our Series C Preferred Stock. Upon our liquidation or winding up, the holders of the shares of the Series C Preferred Stock shall be entitled to receive an aggregate amount per share equal to 1,000 times the aggregate amount to be distributed per share to the holders of our common stock plus an amount equal to ti any accrued and unpaid dividends on such shares of Series C Preferred Stock. See "Risk Factors--We have anti-takeover defenses that could delay or prevent an acquisition and could adversely affect the price of our common stock" for a discussion of the potential risks to your investment in our common stock.

      Digital ADCO's capital structure consists of two classes of common stock, designated as Class A and Class B, and one class of preferred stock. The authorized number of shares of

Class B common stock will be one-third of the total authorized common stock of Digital ADCO, with each share of Class B common stock entitling the holder thereof to 25 votes compared to one vote for each share of Class A common stock. ACTV and General Instrument are the sole holders of the Class B common stock and OpenTV is the sole holder of the Class A Common Stock. No options have been granted with respect to any Digital ADCO stock.

Blank Check Preferred Stock

      The existence of authorized but unissued preferred stock may enable our Board of Directors to render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our Board of Directors were to determine that a takeover proposal is not in our best interests, our Board of Directors could cause us to issue shares of preferred stock without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our Certificate of Incorporation grants the Board of Directors broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to the Board of Directors' authority described above could decrease the amount of earnings and assets available for distribution to holders of our common stock and adversely affect the enjoyment of rights of such holders, including voting rights in the event a particular series of preferred stock is given a disproportionately large number of votes per share, and may have the effect of delaying, deferring or preventing a change in control of us that may be favored by certain stockholders.

Board Policy of ACTV, Inc.

      Our policy is and has been "to license ACTV's technology and arrange joint ventures for its use in a number of different industries." Our Board of Directors has previously adopted, and has reaffirmed in 1999, a resolution which authorizes them to take all necessary actions to use and exploit our proprietary and potential technologies in the event a person or entity seeks to acquire or acquires 15% or more of our common stock and the Board determines that the acquirer is likely to act inconsistently with the best interests of our stockholders. The text of the Board Resolution is the following:

      "Resolved, that it being in the best interests of ACTV, Inc. and its shareholders, the Board of Directors hereby approves and adopts a plan that, in the event that a majority of the Board of Directors determines that an acquirer has acquired, or seeks to acquire, 20% or more of ACTV, Inc. and that such acquirer is not a suitable acquirer in the opinion of the majority of the Board of Directors since such acquirer will not further our policy of acting as a broad licensor and joint venturer of our proprietary and patented technologies, or is otherwise likely to act inconsistently with the best interests of all of our shareholders, the Board is authorized to take all necessary action to offer, by invitation, stock, joint ventures or licenses to use and exploit ACTV's proprietary and patented technologies. The Board is authorized, in its discretion, to employ an independent investment banking firm for the purpose of evaluating various business alternatives."

      Our Board of Directors determined that Liberty Media was a suitable investor pursuant to this policy. Liberty Media has agreed not to purchase securities that would increase its interest in us above 26% of our outstanding common stock.

Registration Rights

      Through a series of transactions, we have issued to Liberty Media 8 million shares of unregistered common stock and outstanding warrants to purchase 5 million shares of unregistered common stock. The foregoing totals include Liberty Media's March 28, 2000 exercise of one of its warrants for 2,500,000 shares of unregistered common stock of ACTV. Liberty Media has demand registration rights that would require us to register any shares held by it upon exercise of those warrants.

      Through two transactions, one in 1997 and one in 1999, we issued to General Instrument a total of 1 million shares of our unregistered common stock and a warrant to purchase 625,000 shares of our unregistered common stock. General Instrument has piggyback registration rights that allows it to join in any registration of any securities we file with the Securities and Exchange Commission. However, the underwriters of any offering of our securities can delay the exercise of this right.

Transfer Agent

      Our transfer agent is Continental Stock Transfer & Trust Company, New York, New York 10007.

                         SHARES ELIGIBLE FOR FUTURE SALE

      Upon completion of this offering, 52,482,043 shares of common stock will be outstanding, assuming no exercise of other outstanding options and warrants other than those . Of these shares, 1,548,925 sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless held by an "affiliate" of ours as that term is defined in Rule 144 under the Securities Act. Approximately 11,987,541 shares of common stock outstanding prior to this offering are "restricted securities," as such term is defined under Rule 144, and an approximate total of an additional 5,700,000 shares would be restricted securities should all of our warrantholders exercise their warrants. These shares are restricted securities because they were issued in private transactions not involving a public offering and may not be sold in the absence of registration other than in accordance with Rule 144 or Rule 701 under the Securities Act or another exemption from registration.

This prospectus may not be used in connection with any resale of shares of common stock acquired in this offering by our affiliates.

      In general, under Rule 144 as currently in effect, if a minimum of one year has elapsed since the later of the date of acquisition of the restricted securities from the issuer or from an affiliate of the issuer, a person (or persons whose shares of common stock are aggregated), including persons who may be deemed our affiliates, would be entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of

      (1) one percent of the then-outstanding shares of common stock, which equals 524,520 shares immediately after this offering, and

      (2) the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

      Sales under Rule 144 are also subject to certain restrictions as to the manner of sale, notice requirements and the availability of current information about us. In addition, under Rule 144(k), if a period of at least two years has elapsed since the later of the date restricted securities were acquired from us or the date they were acquired from an affiliate of ours, a stockholder who is not an affiliate of ours at the time of sale and who has not been an affiliate of ours for at least three months prior to the sale would be entitled to sell shares of common stock in the public market without compliance with the foregoing requirements under Rule 144. Rule 144 does not require the same person to have held the securities for the applicable periods. The foregoing description of Rule 144 is not intended to be a complete description.

      In addition, any employee, director or officer of, or consultant to us who acquired shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, which permits non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144, and permits our affiliates to sell their Rule 701 shares without having to comply with the holding period restrictions of Rule 144, in each case, commencing 90 days after the date of this prospectus.

      A number of our stockholders and warrantholders are parties to agreements with us that provide them with the right to require us to register the sale of their shares or the shares issuable upon the exercise of their warrants, respectively. The stockholders' rights cover approximately 9,500,000 shares of our issued and outstanding common stock and the warrantholders' rights cover approximately 5,700,000 of our authorized shares of common stock. Registration of these shares of our common stock would permit the sale of these shares without regard to the restrictions of Rule 144. See "Description of Capital Stock--Registration Rights" for a more detailed description of these registration rights.

                              PLAN OF DISTRIBUTION

      Up to 1,548,925 shares of common stock may be sold by the selling security holders, who have acquired such shares, or will acquire such shares upon the exercise of warrants and options held by the selling security holders. We will not receive any of the proceeds from the sale of the common stock by the selling security holders, although we will receive approximately $12,733,615.00 if all warrants and options are exercised by the selling security holders. See "Selling Security Holders."

      The selling security holders have advised us that the sale or distribution of the common stock may be effected directly to purchasers by the selling security holders as principals or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions, including crosses or block transactions, by any of the following methods:

      (1)   on the Nasdaq National Market;

      (2)   in the over-the-counter market;

      (3) in transactions other than on any stock exchange or in the over-the-counter market;

      (4)   through the writing of options on ACTV common stock; or

      (5)   by settlement of short sales of ACTV common stock.

      The purchase price of the shares may be determined by the selling security holders or by agreement between the selling security holder and underwriters, brokers, dealers or agents or purchasers. The price may be at:

      o     market prices prevailing at the time of sale;

      o     prices related to such prevailing market prices;

      o     varying prices determined at the time of sale; or

      o     negotiated or fixed prices.

      If the selling security holders effect such transactions by selling common stock to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling security holders or commissions from purchasers of common stock for whom they may act as agent which may be in excess of those customary in the types of transactions involved. The selling security holders and any brokers, dealers or agents that participate in the distribution of the common stock may be deemed to be underwriters, and any profit on the sale of common stock by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

      Because the selling security holders may each be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, the selling security holders will be subject to prospectus delivery requirements under the Securities Act. Furthermore, in the event of a "distribution" of its shares, the selling security holder, any selling broker or dealer and any "affiliated purchasers" may be subject to Regulation M under the Securities Exchange Act of 1934 until its participation in that distribution is completed.

      At the time a particular offer of security holders' shares is made by or on behalf of any of the selling security holders, to the extent such offer constitutes a distribution under the Securities Act, a supplement to this prospectus will be distributed, which will set forth the type and number of securities being offered by such selling security holders and the terms of such offering, including:

      o the name or names and addresses of any underwriters, dealers or agents;

      o the purchase price paid by any underwriter for securities purchased from the selling security holder; and

      o any discounts, commissions or concessions allowed or reallowed or paid to dealers, and the proposed selling price to the public.

      We will bear all costs and expenses of the registration under the Securities Act and certain state securities laws of the security holders' shares. However, all brokerage commissions, if any, attributable to the sale of such shares by holders thereof will be borne by such holders.

      The shares that may be offered from time to time by selling security holders may be sold through ordinary brokerage transactions in the over-the-counter market, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices.

      Under the Securities Exchange Act of 1934 and the regulations thereunder, any person engaged in a distribution of the securities offered by this prospectus may not simultaneously engage in market-making activities with respect to shares of our common stock during the applicable two or nine days "cooling off" period prior to the commencement of such distribution. In addition, and without limiting the foregoing, the selling security holders will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, including, without limitation, Regulation M, in connection with transactions in the securities, which provisions may limit the timing of purchases and sales of the securities by the selling security holders.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Paragraph "Twelfth" of our Restated Certificate of Incorporation contains a provision, which as permitted by Delaware law, eliminates the personal liability of directors to ACTV and its stockholders for monetary damages for unintentional breach of a director's fiduciary duty to ACTV. This provision does not permit any limitation on, or elimination of, the liability of a director for:

      o     disloyalty to us or our stockholders;

      o     failing to act in good faith;

      o for engaging in intentional misconduct or a knowing violation of law;

      o     for obtaining an improper personal benefit; or

      o     for approving an illegal dividend or stock repurchase.

      Our Restated Certificate of Incorporation and By-Laws require us to indemnify directors and officers against expenses, judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative, other than a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses incurred in connection with defense or settlement of such an action. Moreover, Delaware law requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to us.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding, in connection with the securities being registered, we will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in Securities Act and will be governed by the final adjudication of such issue.

                                  LEGAL MATTERS

      Gersten, Savage & Kaplowitz, LLP, New York, New York will pass upon the validity of the shares of common stock for us in connection with this offering.

                                     EXPERTS

      The consolidated financial statements of ACTV as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The consolidated financial statements of ACTV for the three months ended March 31, 2000 and June 30, 2000 included in this prospectus and elsewhere in this registration statement have been prepared by management and reviewed by Deloitte & Touche LLP, independent auditors.

                       WHERE YOU CAN FIND MORE INFORMATION

      We have filed a Registration Statement on Form S-3 regarding this offering with the SEC. This prospectus, which is a part of the registration statement, does not contain all of the information included in the registration statement, and you should refer to the registration statement and its exhibits to read that information. References in this prospectus to any of our contracts or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may read and copy the registration statement, the related exhibits and the other materials we file with the SEC at the SEC's public reference room in Washington, D.C. and at the SEC's regional offices in Chicago, Illinois and New York, New York. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC; the site's address is www.sec.gov. You may also request a copy of these filings, at no cost, by writing or telephoning us as follows: ACTV, Inc., 1270 Avenue of the Americas, New York, NY 10020, (212) 217-1600.

                           INCORPORATION BY REFERENCE

      The SEC allows us to "incorporate by reference" in this prospectus other information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus; however, the information presented in this prospectus will be deemed to supersede any earlier information contained in incorporated documents filed with the SEC before the date of this prospectus. Information that we file with the SEC after the date of this prospectus will automatically update and supersede the information in this prospectus and any earlier filed or incorporated information.

      The following documents we have filed with the SEC are incorporated herein by reference:

      (1) our Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

      (2)   our Quarterly Report on Form 10-Q for the Quarter Ended March 31,
            2000;

      (3)   our Quarterly Report on Form 10-Q for the Quarter Ended June 30,
            2000;

      (4) our Amendment No. 1 to our Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2000; and

      (5) any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until we sell all of the securities offered by this prospectus.

      You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

                                     [LOGO]

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expense of Issuance and Distribution.

      Expenses payable in connection with this offering (estimated except in the case of the registration and additional listing fee) are as follows:

Securities and Exchange Commission registration fee.................  $ 3,245.78
Nasdaq Additional Listing Fee.......................................  $15,489.25
Printing*...........................................................  $ 2,000.00
Legal and Accounting fees and expenses*.............................  $15,000.00
Miscellaneous expenses*.............................................  $ 2,264.97
                                                                      ----------
              Total*................................................  $38,000.00

----------
* Estimate

Item 15. Indemnification of Directors and Officers.

      Section 102(b)(7) of the Delaware General Corporation Law, which we refer to as the "DGCL," permits a provision in the certificate of incorporation of each corporation organized under the DGCL eliminating or limiting, with some exceptions, the personal liability of a director to the corporation or its stockholders for monetary damages for some breaches of fiduciary duty. Our Restated Certificate of Incorporation eliminates the personal liability of directors to the fullest extent permitted by the DGCL. Section 145 of the DGCL, which we refer to as "Section 145," in summary, empowers a Delaware corporation to indemnify, within limits, its officers, directors, employees and agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, they actually and reasonably incur in connection with any suit or proceeding, other than by or on behalf of the corporation, if they acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interest of the corporation and, with respect to a criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

      With respect to any action by or on behalf of the corporation, Section 145 permits a corporation to indemnify its officers, directors, employees and agents against expenses (including attorneys' fees) they actually and reasonably incur in connection with the defense or settlement of the action or suit, provided that person meets the standard of conduct described in the preceding paragraph. No indemnification is permitted, however, in respect of any claim where that person has been found liable to the corporation, unless the Court of Chancery or court in which the action or suit was brought approves the indemnification and determines that the person is fairly and reasonably entitled to be indemnified. Paragraph Twelfth of our Restated Certificate of Incorporation contains a provision which eliminates the personal liability of our directors to us and our stockholders for monetary damages for unintentional breach of a director's fiduciary duty to us. This provision does not permit any limitation on, or elimination of, the liability of a director for disloyalty to us or our stockholders, for failing to act in good faith, for engaging in intentional misconduct or a knowing violation of law, for obtaining an improper personal benefit or for paying a dividend or approving a stock repurchase that was illegal under the DGCL.

      Our Restated Certificate of Incorporation and By-Laws require us to indemnify our directors and officers against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative, other than an action by or in the right of ACTV (a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys fees) incurred in connection with defense or settlement of such an action. Moreover, the DGCL requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to ACTV.

ITEM 16. Exhibits

EXHIBIT NUMBER   DESCRIPTION OF DOCUMENT

     5.1 Opinion of Gersten, Savage & Kaplowitz, LLP as to the legality of the securities

    23.1         Consent of Gersten, Savage & Kaplowitz, LLP (contained in
                 Exhibit 5.1 to this Registration Statement

    23.2         Consent of Deloitte & Touche

    24.1 Powers of Attorney (included on the signature page of this registration statement)

ITEM 17. Undertakings.

      (a) We hereby undertake that, for purposes of determining any liability under the Securities Act, each filing of our annual report under Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report under Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of these securities at that time shall be deemed to be the initial bona fide offering thereof.

      (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons under the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. If a claim for indemnification against liabilities (other than the payment by ACTV of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit, or proceeding) is asserted by that director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question as to whether this indemnification is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of the issue.

      (c) We hereby undertake that: (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)
(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective; (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered in the registration statement, and the offering of those securities at that time shall be deemed to be the initial bona fide offering of those securities.

                                   SIGNATURES

      Under the requirements of the Securities Act, we certify that we have reasonable grounds to believe that we meet all of the requirements for filing on Form S-3 and have duly caused this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized in the City of New York, New York, on the 27th day of October, 2000.

                                   ACTV, INC.

                                   By:  /s/ WILLIAM C. SAMUELS
                                        -----------------------------------
                                        William C. Samuels
                                        Chairman of the Board and Chief
                                        Executive Officer

                                POWER OF ATTORNEY

      Each person whose signature appears below constitutes and appoints William
C. Samuels, Chairman of the Board and Chief Executive Officer, with full power to act without the other, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement or any registration statement relating to the same offering as this registration statement filed in accordance with Rule 462 under the Securities Act, and to file those documents, with all of their exhibits, and other documents relating to them, with the SEC, granting to those attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or she might or could do in person and by doing so ratifying and confirming all that those attorneys-in-fact and agents of any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue of this power of attorney.

      Under the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

        Signature                         Title                       Date
        ---------                         -----                       ----

/s/ WILLIAM C. SAMUELS        Chairman of the Board and Chief   October 27, 2000
---------------------------   Executive Officer
 William C. Samuels

/s/ DAVID REESE               President and Director;           October 27, 2000
---------------------------   President--ACTV
David Reese                   Entertainment, Inc.

/s/ BRUCE CROWLEY             Executive Vice President          October 27, 2000
---------------------------   and Director; President--
Bruce Crowley                 HyperTV Networks, Inc.

/s/ CHRISTOPHER C. CLINE      Executive Vice President,         October 27, 2000
---------------------------   New Business Development
Christopher C. Cline

/s/ JOSEPH DWYER              Executive Vice President and      October 27, 2000
---------------------------   Chief Financial Officer
Joseph Dwyer

/s/ DAY L. PATTERSON          Executive Vice President,         October 27, 2000
---------------------------   General Counsel and Secretary
Day L. Patterson

/s/ WILLIAM A. FRANK
---------------------------   Executive Vice President          October 27, 2000
William A. Frank              and Director

/s/ STEVEN W. SCHUSTER
---------------------------   Director                          October 27, 2000
Steven W. Schuster

/s/ MELVYN N. KLEIN           Director                          October 27, 2000
---------------------------
Melvyn N. Klein

/s/ JOHN WILCOX               Director                          October 27, 2000
---------------------------
John Wilcox

                                  EXHIBIT INDEX

       5.1 Opinion of Gersten, Savage & Kaplowitz, LLP as to the legality of the securities

      23.1  Consent of Gersten, Savage & Kaplowitz, LLP (contained in Exhibit
            5.1 to this Registration Statement)

      23.2  Consent of Deloitte & Touche

      24.1 Powers of Attorney (included on the signature page of this registration statement)